# The only cost effective extendable lithography option: EUV

Martin van den Brink
Executive Vice President Marketing and Technology

Barcelona, October 17, 2006

# Content

- Lithography will remain key driver for shrink
- Need for shrink continues
- The only cost effective extendable lithography option: EUV
- EUV partnering and infrastructure
- Conclusion

ASML

# The impact of lithography in 2006


Semiconductor Market
>$250B
Litho Tools, Masks, Mask Equipment, Resist Materials and RET SW
$13B
Litho Exposure Tools
$6.5B

Source: VLSI Research,

ASML

# The impact of lithography in 2011


Semiconductor Market
>$350B
Litho Tools, Masks, Mask Equipment, Resist Materials and RET SW
$19B
Litho Exposure Tools
$11B

Source: VLSI Research,

ASML

# Content

- Lithography will remain key driver for shrink
- Need for shrink continues
- The only cost effective extendable lithography option: EUV
- EUV infrastructure
- Conclusion

ASML

# Customers' appetite for shrink continues unabated



Resolution, "Shrink" (nm)
200
100
80
60
40
Logic
DRAM
NAND
00
01
02
03
04
05
06
07
08
09
10
11
12

ASML

# Shrink drives cost per function and market growth


1 GB
4 GB
8 GB
10-20 GB
2-16 GB
60-80 GB
80-150 GB
10,000
1,000
100
10.0
1.00
0.10
0.01
30,000
25,000
20,000
15,000
10,000
5,000
0
NAND cost, $ / GB
Projected cross-over HDD - NAND, GB
NAND size, GB
NAND Revenue, M$
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010

Source: Gartner Dataquest, iSuppli, ASML

# Resolution, CD uniformity & overlay drive shrink

## Layout 6 transistor SRAM Cell




X-section
through Cell
CDU
& Overlay
CDU
& Overlay
CD
Spacing
CD
CH
spacer
Gate
spacer
CH
bitline
pass transistor

## Design Rule & Cell Area [$\mu m^2$]

| Node | Aggressive | Typical | Relaxed |
|---|---|---|---|
| 130 nm | 2.00 | 2.50 | 3.00 |
| 90 nm | 1.00 | 1.25 | 1.50 |
| 65 nm | 0.45 | 0.55 | 0.80 |
| 45 nm | 0.20 | 0.27 | 0.34 |
| 32 nm | 0.10 | 0.13 | 0.19 |

cell area 0.24 $\mu m^2$
metal pitch 130nm
ArF immersion


SRAM Cell

Source: IMEC, TI

ASML

# Overlay and resolution (-control) key for device scaling



100
90
80
70
60
50
40
30
20
10
0
Spacing [nm]
100
50
0
Overlay, 3σ [nm]
0
10
20
30
40
CD uniformity 3σ[nm]
Modeled equal 99.9% yield plane

ASML

# Roadmap scenarios

Resulting $k_1$ as function of resolution, wavelength and NA

| | half pitch | 100 | 65 | 45 | 32 | 22 | 16 | 11 |
|---|---|---|---|---|---|---|---|---|
| | year | | 2005 | 2007 | 2009 | 2011 | 2013 | 2015 |
| λ [nm] | NA | | | | | | | |
| 248 | 0.80 | 0.32 | | | | | | |
| 193 | 0.93 | | 0.31 | | | | | |
| | 1.20 | | 0.40 | 0.28 | | | | |
| | 1.35 | | | 0.31 | 0.22 | 0.15 | | |
| | 1.55 | | | | 0.26 | 0.18 | | |
| 13.5 | 0.25 | | | | 0.59 | 0.41 | | |
| | 0.35 | | | | | 0.57 | 0.41 | |
| | 0.45 | | | | | | 0.53 | 0.37 |

**$k_1$ = (half pitch) * NA / wavelength**
Most aggressive $k_1$ in production today = 0.3,
physical limit single exposure = 0.25
Practical limit double patterning = 0.2

ASML

# Highest air-based NA system will support 60-65 nm

| | half pitch | 80 | 65 | 45 | 32 | 22 | 16 | 11 |
|---|---|---|---|---|---|---|---|---|
| | year | | 2005 | 2007 | 2009 | 2011 | 2013 | 2015 |
| λ [nm] | NA | | | | | | | |
| 248 | 0.80 | 0.30 | | | | | | |
| 193 | 0.93 | | 0.31 | | | | | |
| | 1.20 | | 0.40 | 0.28 | | | | |
| | 1.35 | | | 0.31 | 0.22 | 0.15 | | |
| | 1.55 | | | | 0.26 | 0.18 | | |
| 13.5 | 0.25 | | | | 0.59 | 0.41 | | |
| | 0.35 | | | | | 0.57 | 0.41 | |
| | 0.45 | | | | | | 0.53 | 0.37 |

Highest air based NA supports 60-65 nm

ASML

# ASML mask and system enhancements extend lithography to the limit of $k_1$



DoseMapper for optimum CD Uniformity



ASML



Mask enhancement techniques & optimization software



Flexible off-axis & polarized illumination



Offline Dual stage wafer height mapping Focus Dry, Expose Wet



Application specific lens setup



In-built wave-front, polarization and pupil metrology



Illumination source optimization & software

ASML

# First super high NA immersion system enables 45 nm

| | half pitch | 100 | 65 | 45 | 32 | 22 | 16 | 11 |
|---|---|---|---|---|---|---|---|---|
| | year | | 2005 | 2007 | 2009 | 2011 | 2013 | 2015 |
| λ [nm] | NA | | | | | | | |
| 248 | 0.80 | 0.32 | | | | | | |
| 193 | 0.93 | | 0.31 | | | | | |
| | 1.20 | | 0.40 | 0.28 | | | | |
| | 1.35 | | | 0.31 | 0.22 | 0.15 | | |
| | 1.55 | | | | 0.26 | 0.18 | | |
| 13.5 | 0.25 | | | | 0.59 | 0.41 | | |
| | 0.35 | | | | | 0.57 | 0.41 | |
| | 0.45 | | | | | | 0.53 | 0.37 |

First super high NA immersion system enables 45 nm

# Overview dense line XT:1700i imaging results

**42nm** 1.2NA, $\sigma$=0.89/0.98, Dipole X-35, Y polarization, k1 =0.261



**950nm DoF** -500nm -300nm -180nm NF +180nm +300nm +450nm

**45nm** 1.2NA, $\sigma$=0.82/0.97, C-Quad-30, XY polarization, k1 = 0.28



**500nm DoF** -300nm -240nm -120nm NF +60nm +120nm +210nm

**50nm** 1.2NA, $\sigma$=0.74/0.94, annular, XY polarization, k1 = 0.31



**400nm DoF** -210nm -150nm -90nm NF +90nm +150nm +210nm

**@ 550mm/s Scan speed**

ASML

# Roadmap scenarios, the impact of immersion

Water-based 193 not sufficient for 32-nm half pitch
DPT real option, but costly

| | half pitch | 100 | 65 | 45 | 32 | 22 | 16 | 11 |
|---|---|---|---|---|---|---|---|---|
| | year | | 2005 | 2007 | 2009 | 2011 | 2013 | 2015 |
| λ [nm] | NA | | | | | | | |
| 248 | 0.80 | 0.32 | | | | | | |
| 193 | 0.93 | | 0.31 | | | | | |
| | 1.20 | | 0.40 | 0.28 | | | | |
| | 1.35 | | | 0.31 | 0.22 | 0.15 | | |
| | 1.55 | | | | 0.26 | 0.18 | | |
| 13.5 | 0.25 | | | | 0.59 | 0.41 | | |
| | 0.35 | | | | | 0.57 | 0.41 | |
| | 0.45 | | | | | | 0.53 | 0.37 |

Max NA water-based 193 nm immersion requires double patterning to get to 32 nm

ASML

# New software & algorithms required to split & optimize OPC and stitching for Double Patterning

**Memory** | **Logic**

*Original layout*

*Pattern split*



### Challenges

- Correct decomposition
- OPC for decomposition
- Model-based stitching error compensation

### Increasing Difficulty

- NAND Flash
- DRAM
- Restricted Logic
- Random Logic

ASML

# Double line patterning; 32-nm half pitch Flash

**Target**
**Min Pitch 64nm**
**k1 = 0.20**

**SPLIT + OPC**

**Poly patterning**
**Annular 0.8/0.5, X-Y polarized**
**XT:1700i, 193nm - 1.2NA**


MASK A
MASK B
Pitch = 64nm
Hard mask
Poly

Co work ASML, Imec, Synopsys and Mentor Graphics

ASML

# Double trench patterning: overlay induced CD change



Δ overlay = 0
Exposure 1
Exposure 2
Final image
CD
Δ overlay = CD/3
Exposure 1
Exposure 2
Final image
CD + Δ
CD - Δ



TWINSCAN™ Overlay Learning
Single Machine Overlay [nm]
25
20
15
10
5
0
2000
2002
2004
2006
2008
2010
Year
Target 32nm < CD/10

ASML

# 32-nm half pitch with 193 immersion extremely challenging

| | half pitch | 100 | 65 | 45 | 32 | 22 | 16 | 11 |
|---|---|---|---|---|---|---|---|---|
| | year | | 2005 | 2007 | 2009 | 2011 | 2013 | 2015 |
| λ [nm] | NA | | | | | | | |
| 248 | 0.80 | 0.32 | | | | | | |
| 193 | 0.93 | | 0.31 | | | | | |
| | 1.20 | | 0.40 | 0.28 | | | | |
| | 1.35 | | | 0.31 | 0.22 | 0.15 | | |
| | 1.55 | | | | 0.26 | 0.18 | | |
| 13.5 | 0.25 | | | | 0.59 | 0.41 | | |
| | 0.35 | | | | | 0.57 | 0.41 | |
| | 0.45 | | | | | | 0.53 | 0.37 |

NA 1.55 requires new liquid, new glass to extent to 32nm

# Apertures, field sizes and refractive indices


6%
15%
26
24
22
20
18
16
14
field size in mm
Water
based
litho
Second gen
fluid
n=1.65
Existing
lens material
n = 1.57
Second gen fluid
n=1.65
New
lens material
n>1.9
New fluid
n>1.8
New
lens material
n>1.9
New resist
n>1.8
1.3
1.35
1.4
1.45
1.5
1.55
1.6
NA
6%
15%

ASML

# EUV the only high volume opportunity

| | half pitch | 100 | 65 | 45 | 32 | 22 | 16 | 11 |
|---|---|---|---|---|---|---|---|---|
| | year | | 2005 | 2007 | 2009 | 2011 | 2013 | 2015 |
| λ [nm] | NA | | | | | | | |
| 248 | 0.80 | 0.32 | | | | | | |
| 193 | 0.93 | | 0.31 | | | | | |
| | 1.20 | | | | | | | |
| | 1.35 | | | | | 0.15 | | |
| | 1.55 | | | | 0.26 | 0.18 | | |
| 13.5 | 0.25 | | | | 0.59 | 0.41 | | |
| | 0.35 | | | | | 0.57 | 0.41 | |
| | 0.45 | | | | | | 0.53 | 0.37 |

EUV required for 32 nm as cost reduction for double patterning and more extendable technology than non water immersion

# Arrival at IMEC and Albany Nanotech (Aug.'06)

***Albany***



***IMEC***



EUV development systems are being installed at two customer sites

ASML

# Likely technology roadmap

| λ [nm] | NA \ half pitch / year | 100 | 65 / 2005 | 45 / 2007 | 32 / 2009 | 22 / 2011 | 16 / 2013 | 11 / 2015 |
|---|---|---|---|---|---|---|---|---|
| 248 | 0.80 | 0.32 | | | | | | |
| 193 | 0.93 | | 0.31 | | | | | |
| | 1.20 | | 0.40 | 0.28 | | | | |
| | 1.35 | | | 0.31 | 0.22 | 0.15 | | |
| | 1.55 | | | | 0.26 | 0.18 | | |
| 13.5 | 0.25 | | | | 0.59 | 0.41 | | |
| | 0.35 | | | | | 0.57 | 0.41 | |
| | 0.45 | | | | | | 0.53 | 0.37 |

Pitch relaxation or Double patterning

Low $k_1$ challenge

Fluid/ material challenge

Infrastructure challenge

- likely
- opportunity

ASML

# ASML 300mm Product Roadmap


NA
Resolution
EUV
13.5 nm
0.25
32 nm
40 nm
Pre-production EUV
ADT
Immersion
ArF
193nm
Dry
> 1
> 1.4
1.35
1.20
0.93
0.93
0.85
32 nm
< 40 nm
40 nm
45 nm
65 nm
57 nm
65 nm
70 nm
2x Patterning
High Index ?
XT:1900Gi
XT:1700Fi
XT:1400Ei
XT:1450G
XT:1400E
XT:1400F
XT:1250D
KrF
248nm
0.80
0.70
90 nm
110 nm
130 nm
XT:875F
AT:850D
XT:870F
XT:760F
i-Line
365nm
0.65
350 nm
220 nm
AT:400D
XT:400F
XT:450F
Year:
2005
2006
2007
2008
2009
2010
EUV
TWINSCAN

ASML

# Content

- Lithography will remain key driver for shrink
- Need for shrink continues
- **The only cost effective extendable lithography option: EUV**
- EUV partnering and infrastructure
- Conclusion

# Full field, through focus 40-nm lines, 55 contacts



+100 nm
-10.6 mm
-6.36 mm
6.36 mm
10.6 mm
Field point
-100 nm
Focus

*Resist: MET-2D, ~18 mJ/cm²*
*NA=0.25*
*σ= 0.5 (conventional illumination)*

ASML

# Scanning, full field, EUV overlay 7 nm


100
80
60
40
20
0
Frequency
-8.5
-6.8
-5.1
-3.4
-1.7
0.0
1.7
3.4
5.1
6.8
8.5
Overlay [nm]
X
Y

Corrected for X/Y shifts

ASML

# Source power progress has been increasing



Actual data
Planned performance
180 W ↔100 W/hr @ 10 mJ/cm²
Xe
Sn
Power [W] @ IF in-band
1000
100
10
1
0.1
2001
2003
2005
2007
2009
2011
Year
Sn Xe
supplier 1
supplier 2
supplier 3
supplier 4

ASML

# Resist shot noise likely not the Line Edge Roughness limitation


LER versus Sensitivity for selection of known EUV resists
14
12
10
8
6
4
2
0
LER (nm)
Shot-noise limited
0
10
20
30
40
Sensitivity (mJ/cm^2)

**Status: Line Edge Roughness (HVM Spec): < 1.6 nm**
**Line Edge Roughness (Best Current): ~ 2.3 nm**

Source: Bruno La Fontaine, IEEE workshop 06

ASML

# Non litho post processing improved LER



Power Spectral Density (nm²/µm⁻¹)
0.1000
0.0100
0.0010
0.0001
1
10
100
Frequency (µm⁻¹)
Resist LER, ILS=10µm⁻¹
Resist LER, ILS=20µm⁻¹
PolySi LER, ILS=10µm⁻¹
PolySi LER, ILS=20µm⁻¹

Source Pawloski, SPIE microlithogrphy '06

# Progress in blank defect density reduction



Total blank defects
>120 nm
>80 nm
>60 nm
>43 nm
Potential further reduction by smoothing
Total added defects in ML coating
target for HVM: @ 25 nm PSL
substrate defects only
Blank defect density [defects/cm$^2$]
10.000
1.000
0.100
0.010
0.003
0
2002
2003
2004
2005
2006
2007
2008
2009

EUV test mask





04509-b
V1831B
100 nm

Data from:
- ○● P. Seidel (ISMT), 3[rd] *International EUVL Symposium*, Miyazaki, Japan (2004).
- ▲ Press release ISMT (*http://www.sematech.org/corporate/news/releases/20041220.htm*), December 20, 2004.
- ● Presentation Asahi Corp., 4[th] *International EUV Symposium*, San Diego, USA (2005).
- ● Solid State Technologies, zero defects >43nm on quartz substrate @ ISMT (20-Feb-2006).

# Zero added particles per reticle exchange required



Added particles per cycle
(scaled to full area)
10.000
1.000
0.100
0.010
0
25 cm2
7 cm2
no
clamping
incl.
clamp
ing
0
1
2
3
4
5
6
7
8
Experiment

size of scanned area in the measurement (mask active area = $14 \times 14 cm^2 \approx 200 cm^2$)

particle size: >75 nm

**Edge Area Scanned (near frame contact point)**



0 added defects
After 70 cycles
Edge scan

ASML

# No clear customer consensus for 32 nm, EUV preferred for 22 nm

Customer Lithography preferences for 32 nm & 22 nm (2 year roadmap)

| Litho Technology | 32nm node / 2009 | 22nm node/ 2011 |
|---|---|---|
| ArFi NA = 1.35 | 2 | 0 |
| ArFi NA >1.35 | 3 | 2 |
| Double Patterning | 3 | 1 |
| EUV | 4 | 8 |
| Other | 2 | 3 |

*EUV preferred for Memory Immersion (single or double exposure) preferred for Logic*

*EUV preferred*

Poll of 14 customers, ASML 32nm Choices Meeting, San Francisco 24 Jan 06

ASML

# Historic reduction stepper imaging technology changes

| Technology | Incubation time [yr] | Production Insertion | Diffraction limit [nm] | Incremental Improvement % |
|---|---|---|---|---|
| 436 nm/air | - | 1980 | 109 | - |
| 365 nm/air | 3 | 1989 | 91 | 19 |
| 248 nm/air | 9 | 1995 | 62 | 47 |
| 193 nm/air | 7 | 2002 | 48 | 28 |
| 157 nm/air | Failed | - | 39 | 23 |
| 193 nm/water | 3 | 2006 | 34 | 44 |
| 193 nm/HI | > 6 | >2010 | 29 | 15 |
| 13 nm/ vacuum | >10 | >2010 | 3.3 | 1031 |

ASML

# Increased litho process complexity drives cost


Process complexity / cycle time / Cost
Hard Mask
Inorganic BARC
Organic BARC
Resist
Top Coat
Develop
Expose
Metrology
Hard Mask Etch
Strip & Clean
KrF 130 nm
ArF 90 nm
ArF 65 nm
ArFi 45 nm & 32 nm
ArFi DPT 32 nm
EUV 32 nm

ASML

# Cycle time of multiple exposure strategies increases


A Process (Single Exposure)
Lithography
ΔCycle time
B Process (Double Exposure)
Lithography
Cycle time

Higashiki, Toshiba, Santa Clara, SPIE march 06

# Content

- Lithography will remain key driver for shrink
- Need for shrink continues
- The only cost effective extendable lithography option: EUV
- **EUV partnering and infrastructure**
- Conclusion

ASML

# EUV at Research Institutes

- In August, ASML shipped EUV Alpha Demo Tools to the College of Nanoscale Science and Engineering (CNSE) of the State University of New York (SUNY) at Albany, N.Y., and to IMEC in Leuven, Belgium.
- ASML is integrating these tools on-site to prepare them for full-system qualification enabling EUV development.
- Major semiconductor base will have EUV access at these sites: STMicron, Philips, Qimonda, Infineon, Intel, IBM, Toshiba, Sony, Freescale, AMD, MEI, NEC, Samsung, TSMC.
- EUV infrastructure will be driven through above developments.

ASML

# Continuous progress of EUV infrastructure through partners

- Carl Zeiss
- Cymer
- Philips Extreme
- Rohm and Haas Electronic Materials
- Toppan Photomasks
- XTREME technologies

EUVL

EXTREME ULTRAVIOLET LITHOGRAPHY

EXTATIC, 2001-2005,

EUVSources, 2001-2004,

EXTUMASK, 2001-2004,

EXCITE, 2002-2005,

## more Moore: 2004-2006,

"push the limits of lithography to enable and exceed the requirements for the 22 nm node"

ASML, SIGMA-C SOFTWARE, PHYSTEX, IMAGINE OPTIC, XTREME TECHNOLOGIES, PHILIPS EXTREME UV, FOCUS, EPPRA, XENOCS, SAGEM DEFENSE SECURITE, AMTC, CARL ZEISS SMT, CARL ZEISS LO, PHILIPS, AZEM, MEDIA LARIO, SCHOTT LITHOTEC, TNO, ENEA, IMEC, CEA, TU Delft, Russian Academy of Science: Inst. of Spectroscopy, IPM, UNIVERSITAET MAINZ, NCSR, CNRS, FhG, UNIVERSITAET BIELEFELD, FOM, ELLETRA, University of Burmingham

ASML

# EUV achievements More Moore consortium

- Sources
  - Introduction of tin as plasma
  - Introduction of rotating disc electrodes
  - Full size transmission Spectral Purity Filter prototype for suppression of out-of-band EUV radiation
- Optics
  - multi layers improvement resulting in 70 % mirror reflectance
  - Demonstration of reduced flare level (10%)
- Work on molecular resists
- System
  - Air gauge flow sensor feasibility in the leveling concept of a 32 nm EUV tool.
- Metrology
  - CD/overlay metrology prototype, demonstrating 32 nm capability
  - Development of a non destructive Photo Emission Electron Microscope suitable for maskblank defect evaluation

ASML

# EUVL

## EXTREME ULTRAVIOLET LITHOGRAPHY

**EXTATIC**, 2001-2005,

**EUVSources**, 2001-2004,

**EXTUMASK**, 2001-2004,

**EXCITE**, 2002-2005,

**more Moore:** 2004-2006,

## EAGLE, 2006-2008,

"develop the technology for an EUV lithographic platform for high volume manufacturing"

ASML,
FOM,
Carl Zeiss SMT AG,
Philips EUV,
Xtreme Technologies,
Alcatel,
Sagem,
Media Lario

# European Project partners

## Content

- Lithography will remain key driver for shrink
- Need for shrink continues
- The only cost effective extendable lithography option: EUV
- EUV partnering and infrastructure
- Conclusion

ASML

# Lithography roadmap

- Water-based immersion will capture the 40-nm half pitch using 1.35-NA 193-nm lithography.
- Non water-based immersion needs new lens materials to increase resolution capability significantly:
  - Without new lens material, new fluid technology full field resolution advantage limited to 6%. Progress not sufficient to give economic return to equipment supplier and its user.
  - New lens material technology availability will push any product implementation beyond 2009.
- EUV technology acceptance is growing but still not ready for production environment.
- Hence double patterning is the only option for production in the 2008-2009 time frame. ASML will support this with sufficient overlay and productivity on their products in time.

ASML

# The promises of EUV

- Process complexity and cycle time will go up and EUV now becomes a cost and cycle time reduction opportunity. Cost reduction to be achieved by single exposure, single mask and low OPC content.
- EUV mask and process infrastructure will be developed facilitated by the IMEC and Albany program in order to achieve above objective.
- EUV is the main contender for 32 nm and beyond, and the only possible cost effective lithography option with multiple node extendibility.
- ASML has received its first order for EUV pre-production system for delivery in 2009 and is seeking more customers to drive production EUV capability.

ASML

Commitment